JCDecaux

JCDECAUX ANNOUNCES RESULTS FOR THE FIRST HALF 2003

- **Reported revenues down 2.8% to €758.2 million**
- **Organic revenues up 1.0%**
- **EBITDA down 2.0% to €196.2 million**
- **Operating income rises 3.9% to €110.3 million**
- **Profit before tax and goodwill up 9.0% to €94.5 million**
- **Net income (group share) increases 63.5% to €18.8 million**
- **Strong free cash flow at €67.9 million**

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
Croatia
Czech Republic
Denmark
Finland
France
Germany
Hong Kong
Hungary
Iceland
Ireland
Italy
Japan
Korea
Luxembourg
Macau
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
United Kingdom
United States
Uruguay
Yugoslavia

15 September 2003 – JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and one of the largest in the world, today announced its results for the six months ended June 30, 2003. The results for the first half reflect difficult advertising market conditions, particularly in Europe, and are in line with the company's previous announcement in July. Despite the conditions, good operational progress was made.

- **Revenues**

Consolidated revenues decreased by 2.8% to €758.2 million in the first half of 2003. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 1.0%. The Group recorded double digit organic revenue growth in the United States and sound organic revenue growth in the UK, Spain and Italy.

Street Furniture revenues decreased by 2.2% to €408.2 million. Excluding acquisitions and the impact of foreign exchange, organic revenues were flat in the period. Solid growth was achieved in the United States, UK, Spain and Australia, but was offset by depressed market conditions in Germany and in the Netherlands.

Billboard revenues decreased by 1.5% to €214.9 million. Excluding acquisitions and the impact of foreign exchange, organic Billboard revenues increased by 1.3%, driven by organic growth in the key Billboard markets of France, the UK and Italy.

Transport revenues decreased by 6.5% to €135.1 million. Excluding acquisitions and the impact of foreign exchange, organic revenues increased by 3.5%. The transport markets of the United States, France, Spain, Portugal and Italy showed strong recovery, while the SARS disease affected the Company's airport and metro advertising business in Hong Kong in the second quarter.

dlw 9/25

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

JCDecaux

- **EBITDA**

EBITDA (earnings before interest, tax, depreciation and amortization) of €196.2 million was down 2.0% in the first half of 2003 (€200.2 million in the first half 2002). However, the Group maintained its EBITDA margin at 25.9% in the first half of 2003, compared to 25.7% in the same period last year. Our margins reflect strong control over operating costs across the business and the quality of our advertising networks and our teams.

The decrease in EBITDA primarily reflects the decrease in revenues in some Continental European countries, notably Germany and the Netherlands, which suffered from a particularly unfavorable economic environment. In France, advertising revenues were up but non-advertising revenues linked to the sale, rental and services of street furniture were down, leading to a decrease in EBITDA. In Southern Europe (Spain, Italy, and Portugal), EBITDA performance in the first half was good, reflecting solid organic growth and attention to costs.

In the regions where the Group has recently expanded its operations, such as in the United States, South America and Asia-Pacific, the Group significantly reduced its operating losses as sales continue to grow.

Street Furniture EBITDA decreased by 2.3% to €167.9 million in the first half of 2003. Representing 86% of the Group's EBITDA, Street Furniture continued to generate a robust EBITDA margin of 41.1% in the first half of 2003, versus 41.2% in the same period last year.

Billboard EBITDA was €24.0 million in the first half of 2003, down 15.0% compared to the same prior period in 2002. EBITDA margin decreased to 11.2% from 12.9%, primarily reflecting rent increases for new contracts in the UK as well as some cost increase in France.

Transport EBITDA increased to €4.3 million in the first half of 2003, compared to €0.2 million in the first half of 2002. Transport EBITDA margin was 3.2%, up from breakeven in the same period last year. The division clearly benefited from organic revenue growth and from the continued focus on transport contract renegotiations.

- **Operating Income (EBITA)**

Operating income increased by 3.9% to €110.3 million in the first half of 2003. The EBITA margin improved to 14.6% of revenues, from 13.6% in the same period last year, primarily due to the reversal of bad debt provisions.

- **Financial Income**

During the first half of 2003, financial expense was €15.8 million versus €19.5 million in the first half of 2002. This €3.7 million improvement reflects the decrease in net debt (€55.6 million), combined with the decrease in short-term interest rates in Europe and in the United States.

- **Profit before tax and goodwill**

Profit before tax and goodwill (pre-tax profit) was up 9.0% to €94.5 million, reflecting higher operating income and lower financing costs in the first half of 2003.

- **Net Income**

Net income (group share) increased by 63.5% to €18.8 million in the first half of 2003, compared to €11.5 million in the same period last year, primarily reflecting the improvement in operating income and financial income.

Adjusted net income (group share) before goodwill and exceptional items increased by 15.9% to €51.1 million, compared to €44.1 million in the same period last year.

- **Capital expenditure**

Tangible and intangible capital expenditure, net of disposals, was €62.0 million in the first half of 2003, compared to €73.8 million in the same period last year. In a difficult advertising environment, JCDecaux remained highly selective on its investment projects.

- **Free cash flow**

Free cash flow (operating cash flows less change in working capital, less tangible and intangible capital expenditure, net of disposals) more than doubled in the first half of 2003 to €67.9 million, compared to €31.8 million in the first half of 2002. This performance reflects better funds from operations, improved working capital and lower capex.

- **Net debt**

As of 30 June 2003, net debt had decreased by €55.6 million to €557.7 million compared to 31 December 2002 (€613.3 million), giving a net debt to equity ratio of 42.2%. Interest cover ratio was a comfortable 12.9x at 30 June 2003, compared to 11.2x at 31 December 2002.

Commenting on the results, Jean-François Decaux, Chairman of the Executive Board and Co-Chief Executive Officer, said:

"Despite a third year of challenging advertising conditions in Europe, the Group has been able to maintain its strong EBITDA margin, to improve its operating income and to double its free cash flow in the first half of 2003, reflecting strong control over operating costs across the business and the quality of our advertising networks.

Since 2000, we have invested in the United States, South America and Asia-Pacific and are pleased with the progress of our Street Furniture business in these regions, which supported revenue and EBITDA in the first half of 2003. As revenues from these contracts continue to grow, their contribution to the Group's performance will increase over time.

Our outlook for the full year remains unchanged with trading conditions in Europe remaining challenging, particularly in Germany, but signs of an adverting recovery underway in the US. Consistent with our comments in July, we expect the organic revenue performance of our Street Furniture business in the second half of the year to be broadly in line with the first half. We also expect Group EBITDA in the second half of the year to be similar to that achieved in the first half. Net capital expenditure is now expected to be around €180 million for the full year. The Group is clearly in a strong position to benefit from the anticipated improvement in advertising conditions in 2004."

END

JCDecaux SA - Consolidated Financial Statements

BALANCE SHEET AS AT JUNE 30, 2003

Assets

In million Euros

	June 30, 2003	December 31, 2002	June 30, 2002
Intangible assets (net)	30.2	33.1	34.0
Goodwill (net)	1,053.2	1,080.0	1,084.5
Tangible assets (net)	688.5	722.3	738.8
Investments (net)	78.9	79.8	92.9
FIXED ASSETS	**1,850.8**	**1,915.2**	**1,950.2**
Inventories (net)	98.1	92.6	112.5
Trade receivables (net)	399.3	403.1	442.0
Others receivables (net)	148.9	126.7	153.5
Marketable securities (net)	246.2	82.4	37.9
Cash	74.5	80.0	71.2
Deferred tax assets (net)	21.9	29.7	45.4
CURRENT ASSETS	**988.9**	**814.5**	**862.5**
TOTAL ASSETS	**2,839.7**	**2,729.7**	**2,812.7**

JCDecaux SA - Consolidated Financial Statements

BALANCE SHEET AS AT JUNE 30, 2003

Liabilities and Equity

In million Euros

	June 30, 2003	December 31, 2002	June 30, 2002
SHAREHOLDERS ' EQUITY			
Capital	3.4	3.4	3.4
Share premium	923.2	923.2	923.2
Legal reserve	0.3	0.3	0.3
Consolidated reserves / Group share	377.3	360.5	372.4
Current year net income / Group share	18.8	26.0	11.5
SHAREHOLDERS ' EQUITY (Group share)	**1,323.0**	**1,313.4**	**1,310.8**
MINORITY INTERESTS	64.1	64.2	71.9
SHAREHOLDERS ' EQUITY (total)	**1,387.1**	**1,377.6**	**1,382.7**
PROVISIONS FOR RISKS AND CONTINGENCIES	**85.3**	**82.6**	**82.5**
DEFERRED TAX LIABILITIES	**18.3**	**20.7**	**28.3**
Liabilities			
Bank borrowings	850.3	737.7	818.1
Miscellaneous loans and financial debts	10.9	8.3	13.4
Trade payables	138.2	159.1	152.0
Other liabilities	332.4	314.0	330.9
Bank overdrafts	17.2	29.7	4.8
LIABILITIES	**1,349.0**	**1,248.8**	**1,319.2**
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**2,839.7**	**2,729.7**	**2,812.7**

JCDecaux SA - Consolidated Financial Statements

INCOME STATEMENT

In million Euros

	1st half 2003	1st half 2002	2002
NET REVENUES	758.2	779.9	1,577.7
Operating expenses excluding depreciation charges & provisions	(562.0)	(579.7)	(1,172.4)
EBITDA (1)	196.2	200.2	405.3
Depreciation charges & provision (net)	(85.9)	(94.0)	(194.1)
OPERATING INCOME	110.3	106.2	211.2
NET FINANCIAL INCOME/(LOSS)	(15.8)	(19.5)	(36.7)
INCOME FROM RECURRING OPERATIONS	94.5	86.7	174.5
Non-recurring income/(loss)	0.2	(1.4)	(2,7)
Income tax	(37.9)	(35.2)	(70.2)
NET INCOME FROM CONSOLIDATED COMPANIES BEFORE INCOME FROM EQUITY AFFILIATES AND AMORTISATION OF GOODWILL	56.8	50.1	101.6
Net income from equity affiliates	2.4	2.8	5.6
Amortisation of Goodwill	(32.5)	(31.2)	(63.7)
CONSOLIDATED NET INCOME	26.7	21.7	43.5
.Minority interests	7.9	10.2	17.5
.Group Share	18.8	11.5	26.0
. Earnings per share (in Euros) (2)	0.085	0.052	0.117
. Earnings per share diluted (in Euros) (2)	0.083	0.051	0.115
. Number (average) of shares (2)	221,400,760	22,600,760	221,528,081
. Number (average) of shares (diluted) (2)	225,592,560	225,704,464	225,627,199

(?) Group measures the performance of business lines on the basis of EBITDA (Earnings Before Interest, Tax, Depreciation and Amortisation). EBITDA is not defined by French accounting principles.

(?) After deduction of Treasury shares acquired by JCDecaux SA in 2002.

JCDecaux SA - Consolidated Financial Statements

CASH FLOW STATEMENT FOR THE HALF YEAR JUNE 30, 2003

In million Euros

	1st half 2003	1st half 2002	2002
Net income (Group share)	18.8	11.5	26.0
Minority interests	7.9	10.2	17.5
Income from equity affiliates	(2.4)	(2.8)	(5.5)
Dividends received from equity affiliates	3.7	3.9	4.3
Change in deferred tax	1.2	(5.5)	(10.3)
Net amortisation & provision allowance	123.3	125.9	261.8
Capital (Gain/Loss)	(1.0)	2.2	6.5
FUNDS FROM OPERATIONS	151.5	145.5	300.3
CHANGE IN WORKING CAPITAL	(21.6)	(39.9)	24.2
NET CASH PROVIDED BY OPERATING ACTIVITIES	**129.9**	**105.6**	**324.5**
Acquisitions of intangible assets	(3.3)	(3.8)	(10.2)
Acquisitions of tangible assets	(62.7)	(76.1)	(156.5)
Acquisitions of financial assets (long term investments)	(6.8)	(20.5)	(49.9)
Acquisitions of financial assets (others)	(2.5)	(0.4)	(1.8)
Change in payables on assets	(1.1)	(3.8)	(3.8)
TOTAL Investments	(76.4)	(104.6)	(222.2)
Disposals of intangible assets	0.0	0.0	0.0
Disposals of tangible assets	4.0	6.1	10.1
Disposals of financial assets (long term investments)	0.1	0.0	1.2
Disposals of financial assets (others)	5.2	1.6	18.4
Change in receivables on assets	0.0	0.1	3.9
TOTAL Disposals of assets	9.3	7.8	33.6
NET CASH (USED FOR) PROVIDED BY INVESTING ACTIVITIES	**(67.1)**	**(96.8)**	**(188.6)**
Dividends paid	(7.7)	(6.5)	(12.3)
Reduction of capital			
Repayment of debt	(267.9)	(98.0)	(202.1)
Cash inflow from financing activities	(275.6)	(104.5)	(214.4)
Increase in shareholders' equity	0.0	0.0	0.0
Increase in debt	386.1	20.6	38.6
Cash outflow from financing activities	386.1	20.6	38.6
NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	**110.5**	**(83.9)**	**(175.8)**
Effect of exchange rates fluctuations	(2.5)	4.1	(2.7)
CHANGE IN CASH POSITION	**170.8**	**(71.0)**	**(42.6)**
Cash position beginning of period	**132.7**	**175.3**	**175.3**
Cash position end of period	**303.5**	**104.3**	**132.7**

The impact of exchange rate fluctuations amounts to M€ 0.4 on the net cash provided by operating activities and to M€ (4.4) on the net cash used for investing activities and to M€ (6.0) on the net cash used in financing activities.

Key Information on the Group

- 2002 revenues : €1578 million ; H1 2003 revenues : €758 million
- Listed on Euronext Paris
- N°1 worldwide in street furniture (290,000 faces)
- N°1 worldwide in airport advertising, with 147 airports and over 150 transport contracts in metros, buses, tramways and trains (145,000 Transport faces)
- N°1 in Europe for billboards (192,000 faces)
- 627,000 advertising faces in 43 countries
- Present in 3,400 cities with over 10,000 inhabitants
- 7,100 employees

For more information, contact:

Press Relations	Financial Dynamics	Investor Relations
Raphaële Rabatel	Tim Spratt / Charles Palmer	Cécile Prévot
Tel: +33 (0) 1 30 79 34 99	Tel: +44 207 831 3113	Tel: +33 (0) 1 30 79 79 93
raphaele.rabatel@jcdecaux.fr	Tim.spratt@fd.com	cecile.prevot@jcdecaux.fr

Forward Looking Statement

Certain statements in this release constitute «forward-looking statements » within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words or phrases « guidance », « expect », « anticipate », « estimates » and « forecast » and similar words or expressions are intended to identify such forward-looking statements. In addition, any statements that refer to expectations or other characterizations of future events or circumstances are forward-looking statements. Various risks that could cause future results to differ from those expressed by the forward-looking statements included in this release include, but are not limited to: changes in economic conditions in the U.S. and in other countries in which JCDecaux currently does business (both general and relative to the advertising and entertainment industries) ; fluctuations in interest rates ; changes in industry conditions ; changes in operating performance ; shifts in population and other demographics ; changes in the level of competition for advertising dollars ; fluctuations in operating costs ; technological changes and innovations ; changes in labor conditions ; changes in governmental regulations and policies and actions of regulatory bodies ; fluctuations in exchange rates and currency values ; changes in tax rates ; changes in capital expenditure requirements and access to capital markets. Other key risks are described in the JCDecaux reports filed with the U.S. Securities and Exchange Commission. Except as otherwise stated in this news announcement, JCDecaux does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise.